Native Tech, Co. (the "Company") a Colorado Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Native Tech, Co.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 16, 2023
Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	366,605	2,861
Total Current Assets	366,605	2,861
Non-current Assets		
Intangible Assets: Intellectual Property, net of Accumulated Amortization	80	80
Total Non-Current Assets	80	80
TOTAL ASSETS	366,685	2,941
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	26,593	6,838
Due to Related Party	185,730	78,715
Accrued Expenses	1,039	-
Total Current Liabilities	213,362	85,553
Long-term Liabilities		
Promissory Note - J Reed	-	5,000
Future Equity Obligations (SAFE Notes)	815,750	50,000
Total Long-Term Liabilities	815,750	55,000
TOTAL LIABILITIES	1,029,112	140,553
EQUITY		
Common Stock	81	82
APIC	14	14
Accumulated Deficit	(662,522)	(137,708)
Total Equity	(662,427)	(137,612)
TOTAL LIABILITIES AND EQUITY	366,684	2,941

Statement of Operations

| | Year Ended December 31, | |
	2021	**2020**
Revenue	49,989	-
Cost of Revenue	10,003	-
Gross Profit	39,986	-
Operating Expenses		
Advertising and Marketing	573	152
General and Administrative	138,019	33,454
Research and Development	426,207	104,053
Total Operating Expenses	564,800	137,658
Operating Income (loss)	(524,814)	(137,658)
Other Expense		
Interest Expense	-	50
Total Other Expense	-	50
Net Income (loss)	(524,814)	(137,708)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(524,814)	(137,708)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	14,755	6,839
Promissory Note	-	5,000
Due to Related Party	107,015	78,715
Accrued Expenses	1,039	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	122,809	90,554
Net Cash provided by (used in) Operating Activities	(402,005)	(47,154)
FINANCING ACTIVITIES		
Common Stock Sales/(Repurchases)	(1)	16
Future Equity Obligations (SAFE Notes)	765,750	50,000
Net Cash provided by (used in) Financing Activities	765,749	50,016
Cash at the beginning of period	2,861	-
Net Cash increase (decrease) for period	363,744	2,861
Cash at end of period	366,605	2,861

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/20	-	-	-	-	-
Issuance of Common Stock	8,189,164	82	-	-	82
Additional Paid in Capital	-	-	14	-	14
Net Income (Loss)	-		-	(137,708)	(137,708)
Beginning Balance at 1/1/21	8,189,164	82	14	(137,708)	(137,612)
Issuance of Common Stock	-	-	-	-	-
Stock Repurchase	-	(1)	-	-	(1)
Net Income (Loss)	-	-	-	(524,814)	(524,814)
Ending Balance 12/31/2021	8,189,164	81	14	(662,522)	(662,427)

Native Tech, Co.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Native Tech, Co. ("the Company") was incorporated on April 20, 2020. The Company plans to earn SaaS subscription revenues via a secure platform for multilingual messaging that seamlessly integrates chat and translation into unified messaging experiences and leverages artificial intelligence and machine translation to enable distributed parties to securely communicate in real-time and asynchronously across any number of supported languages. The Company is headquartered is in Los Angeles, CA, but serves customers globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Customers

The Company earned 100% of its revenues from one customer in 2021.

Concentrations of Expenditures

The Company's primary software engineering vendor accounted for 67% of the Company's total expenditures.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

As of December 31, 2021, the Company's sole performance obligation was on a firm-fixed-price contract with payments due within 30 days of completion of milestones specified in the contract's statement of work and invoice receipt by the customer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Aggregate Average Fair Value
Nonvested shares, January 1, 2020	-	$0
Granted	9,186,248	$92
Vested	(2,662,914)	-$27
Forfeited	(500,000)	-$5
Nonvested shares, December 31, 2020	6,023,334	$60
Granted	87,500	$1
Vested	(2,144,999)	-$21
Forfeited	(345,000)	-$3
Nonvested shares, December 31, 2021	3,620,835	$36

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company had outstanding accounts payable in the amount of $185,730 for company expenses paid by the owner of the company. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company commenced a 24-month non-cancelable lease in June 2022, through which it leases some of its computers and computer peripherals. The monthly payments are $450.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4M – 15M.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 Common Stock with a par value of $0.00001 per share. 8,189,164 shares were issued and outstanding as of December 31, 2021 and 8,749,997 shares were issued and outstanding as of January 11, 2023.

Voting: Each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Dividends: The directors of the corporation, subject to any restrictions contained in the General Corporation Law of Delaware or the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 16, 2023, the date these financial statements were available to be issued.

The Company entered into seven Simple Agreements for Future Equity (SAFE) totaling $625K. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were each $20M.

In February and November 2022, the Company was awarded two additional sales contracts for the amounts of $750K and $75K, respectively. Both contracts are with the same customer mentioned under the Concentration of Customers section in Note 2.

Additionally, the Company issued 1,040,000 additional shares of common stock in March 2022.

Finally, the Company repurchased 718,751 shares of common stock in August 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations every year since its inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.